SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                        Major Automotive Companies, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
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                           (Title Class of Securities)

                                   560775 10 8
                                   -----------
                                 (CUSIP Number)

                            Edward I. Tishelman, Esq.
                              Maxine Nakamura, Esq.
                              Hartman & Craven LLP
                                 460 Park Avenue
                               New York, NY 10022
                                 (212) 753-7500

           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                August 14, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP NO. 560775 10 8
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary Ain                                     I.R.S. I.D. #  Not Applicable
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        455,679.2
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               455,679.2
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      455,679.2
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.7%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

CUSIP NO. 560775 10 8
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gabry, Inc.                                  I.R.S. I.D. #  not applicable
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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                  7     SOLE VOTING POWER

                        445,979.2
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               445,979.2
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      445,979.2
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.5%
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14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Major Automotive Companies, Inc., a Nevada corporation (the "Company"), with its principal executive offices at 43-40 Northern Boulevard, Long Island City, New York 11101.

Item 2. Identity and Background.

(a)-(c) This statement is being filed on behalf of Gary Ain and Gabry, Inc., a New York corporation ("Gabry"). Gary Ain is the sole shareholder of Gabry. Gabry is a holding company. The address of the principal office of Gabry and the sole shareholder is 501 Burnside, Inwood, New York 11096. Gary Ain is presently the President and sole director of Gabry, Inc. Gary Ain is also employed as an independent automotive contractor and commercial real estate developer. Other than Gary Ain, there are no persons controlling Gabry. Pursuant to arrangements with Gabry, Gary Ain and Martin J. Ain, consultant to Gabry and father of Gary Ain, each have the right to purchase up to fifty percent of the Company's stock owned by Gabry.

(d)-(e) During the past five years, neither Gary Ain nor Gabry have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gary Ain is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      Gabry assets were exchanged for the Company's common stock.

Item 4. Purpose of Transaction.

      The purpose of the transaction is to enable the Company to acquire assets in Gabry.

      Gabry currently has no plans or proposals which relates to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Company's Common Stock to cease to


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

be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of August 28, 2001, the aggregate number of shares of Common Stock beneficially owned by Gary Ain, through his control of Gabry, and owned by Gabry directly is 445,979.2, constituting approximately 8.5 % of the shares of Common Stock outstanding, based upon the 5,217,000 shares of Common Stock reported by the Company to be issued and outstanding. In addition, Gary Ain directly beneficially owns 9,700 shares of Common Stock of the Company.

(b) Gabry has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 445,979.2 shares of Common Stock, but Gary Ain, by virtue of his ownership and position with Gabry, has the power to vote and to dispose of all of such shares of Common Stock. Gary Ain has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 9,700 shares of Common Stock of the Company. In addition, Gary Ain and Martin Ain each have the right to acquire up to fifty percent of the Company's stock owned by Gabry.

(c) Except for the acquisition of shares of Common Stock pursuant to the transactions described in Item 3, neither Gary Ain nor Gabry effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except for arrangements granting each Gary Ain and Martin Ain the right to purchase up to fifty percent of the Company's stock owned by Gabry, to the knowledge of Gary Ain and Gabry, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

      Joint Filing Agreement.


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

Signature.

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2001                    Gabry, Inc.


                                         By: /s/ Gary Ain
                                             -----------------------------------
                                                 Gary Ain
                                         Title:  President


                                             /s/ Gary Ain
                                             -----------------------------------
                                                 Gary Ain


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